Exhibit 99.2

SILVERCORP METALS INC. (“the Company”)

REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and relates to the results of voting at the annual general meeting of the Company held on September 27, 2019.

Item Voted Upon	Voting Result
Fixing the number of directors of the Company at five	Resolution passed by requisite majority by show of hands. Details of the voting were as follows: Total shares voted in favour: 68,946,748 (99.33%) Total shares voted against: 467,447 (0.67%)
Election of Directors	All nominees proposed by management were elected to serve as directors until the Company’s next annual general meeting by requisite majority by show of hands. Details of the voting were as follows:

		Votes For	Votes Withheld
	Dr. Rui Feng	66,042,131 (95.16%)	3,356,965 (4.84%)
	S. Paul Simpson	65,430,856 (94.26%)	3,983,340 (5.74%)
	David Kong	68,430,856 (99.01%)	687,597 (0.99%)
	Yikang Liu	68,552,354 (98.76%)	861,842 (1.24%)
	Marina Katusa	68,806,168 (99.12%)	608,028 (0.88%)
Appointment of Deloitte LLP as auditors of the Company and authorizing directors to fix their remuneration	Resolution passed by requisite majority by show of hands. Details of the voting were as follows: Total shares voted in favour: 104,091,734 (98.83%) Total shares withheld: 786,505 (0.75%)
Approval of Share Based Compensation Plan and the grants of restricted share unit thereunder	Resolution passed by requisite majority. Details of the voting were as follows: Total shares voted in favour: 61,603,760 (88.75%) Total shares voted against: 7,810,424 (11.25%)

DATED September 30, 2019.

SILVERCORP METALS INC.

By:	“Yong-Jae Kim”
Yong-Jae Kim
Corporate Secretary